UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended

Commission File Number

ARIS MINING CORPORATION

(Exact name of registrant as specified in its charter)

British Columbia, Canada	1040	N/A
(Province or Other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
Incorporation or Organization)	Classification Code)	Identification No.)

425 Hornby Street

Vancouver, British Columbia

V6C 2Y2

(604) 764-5870

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

28 Liberty Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:

Common Shares, no par value	ARMN	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

☐  Yes             ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☐  Yes             ☐  No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

FORWARD LOOKING STATEMENTS

Certain statements in this Form 40-F of Aris Mining Corporation (“the Registrant” or “Aris Mining”) constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, include but are not limited to statements with respect to local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Registrant’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, costs associated with the decommissioning of the Registrant’s properties, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities and service of process outside of Canada, cyber-security risks, risks associated with operating a joint venture, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), volatility of the Registrant’s share price, the Registrant’s ability to pay, dividends in the future, as well as those factors discussed in the section entitled “Risk Factors” in the Registrant’s Annual Information Form for the year ended December 31, 2022 incorporated by reference herein. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The forward-looking statements and forward-looking information are made as of the date hereof and the Registrant disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

This Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Form 40-F may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Registrant prepares its financial statements, which are filed as exhibits to this Form 40-F, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

In accordance with General Instruction B.(l) of Form 40-F, the Registrant hereby incorporates by reference Exhibit 99.1 through Exhibit 99.62, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF THE SECURITIES

The Registrant is authorized to issue an unlimited number of Common Shares, without par value. The holders of Common Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Registrant and to one vote per Common Share held at meetings of the Shareholders. Subject to the rights of the holders of the Registrant’s preferred shares, the holders of Common Shares are entitled to dividends if, as and when declared by the board of directors of the Registrant, and upon liquidation, dissolution or winding-up, to share equally in such assets of the Registrant as are distributable to the holders of Common Shares.

OFF-BALANCE SHEET TRANSACTIONS

The Registrant does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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UNDERTAKINGS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to this Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of the Registration Statement on Form 40-F, the Registrant will file with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

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SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIS MINING CORPORATION

/s/ Ashley Baker
Name: Ashley Baker
Title: General Counsel and Corporate Secretary

Date: September 6, 2023

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EXHIBIT INDEX

The following documents are being filed with the Commission as exhibits to this registration statement on Form 40-F.

Exhibits	Documents

99.1	Management’s Discussion and Analysis of Aris Mining for the three and six months ended June 30, 2023

99.2	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and six months ended June 30, 2023

99.3	News Release of Aris Mining dated July 12, 2023

99.4	Management’s Discussion and Analysis of Aris Mining for the three months ended March 31, 2023

99.5	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three months ended March 31, 2023

99.6	Information Circular of Aris Mining dated March 28, 2023 with respect to the annual general and special meeting of shareholders of Aris Mining to be held on May 11, 2023

99.7	NI 43-101 Technical Report of Aris Mining dated March 31, 2023

99.8	Annual Information Form of Aris Mining for the year ended December 31, 2022

99.9	Management’s Discussion and Analysis of Aris Mining for the year ended December 31, 2022

99.10	Audited Consolidated Financial Statements of Aris Mining for the years ended December 31, 2022 and 2021

99.11	News Release of Aris Mining dated January 23, 2023

99.12	Material Change Report of Aris Mining dated November 23, 2022

99.13	NI 43-101 Technical Report of Aris Mining dated November 23, 2022

99.14	Management’s Discussion and Analysis of Aris Mining for the three and nine months ended September 30, 2022

99.15	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and nine months ended September 30, 2022

99.16	Second Supplemental Warrant Indenture dated as of September 26, 2022, between Aris Mining Holdings Corp. (“Aris Holdings”), Aris Mining and Odyssey Trust Company

99.17	Third Supplemental Warrant Indenture dated as of September 26, 2022, between Aris Holdings, Aris Mining and Odyssey Trust Company

99.18	Certificate of Change of Name of Aris Mining, British Columbia Business Corporations Act, dated as of September 26, 2022

99.19	Material Change Report of Aris Mining dated September 28, 2022

99.20	Information circular dated August 16, 2022 with respect to the special meeting of shareholders of Aris Mining and Aris Holdings held on September 19, 2022

99.21	Material Change Report of Aris Mining dated July 28, 2022

99.22	Arrangement Agreement of Aris Mining dated July 25, 2022

99.23	Management’s Discussion and Analysis of Aris Mining for the three and six months ended June 30, 2022

99.24	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three and six months ended June 30, 2022

99.25	Management’s Discussion and Analysis of Aris Holdings for the three and six months ended June 30, 2022

99.26	Unaudited Condensed Consolidated Interim Financial Statements of Aris Holdings for the three and six months ended June 30, 2022

99.27	Business Acquisition Report of Aris Holdings dated May 11, 2022

99.28	NI 43-101 Technical Report of Aris Mining dated May 6, 2022

99.29	Information Circular dated May 3, 2022 with respect to the special meeting of shareholders of Aris Mining held on June 15, 2022

99.30	Information Circular of Aris Holdings dated May 3, 2022 with respect to an annual general and special meeting of shareholders of Aris Holdings held on June 3, 2022

99.31	Management’s Discussion and Analysis of Aris Mining for the three months ended March 31, 2022

99.32	Unaudited Condensed Consolidated Interim Financial Statements of Aris Mining for the three months ended March 31, 2022

99.33	Material Change Report of Aris Holdings dated March 25, 2022

99.34	NI 43-101 Technical Report of Aris Holdings dated March 21, 2022

99.35	Information circular of Aris Holdings dated January 17, 2022

99.36	Annual Information Form of Aris Mining for the year ended December 31, 2021

99.37	Management’s Discussion and Analysis of Aris Mining for the year ended December 31, 2021

99.38	Audited Consolidated Financial Statements of Aris Mining for the years ended December 31, 2021 and 2020

99.39	Annual Information Form of Aris Holdings for the year ended December 31, 2021

99.40	Management’s Discussion and Analysis of Aris Holdings for the year ended December 31, 2021

99.41	Audited Consolidated Financial Statements of Aris Holdings for the years ended December 31, 2021 and 2020

99.42	Consent of KPMG LLP

99.43	Consent of SRK Consulting (U.S.), Inc.

99.44	Consent of SRK Consulting (UK) Limited

99.45	Consent of Alan Sexton, M.Sc., P.Geo.

99.46	Consent of Allan Armitage, Ph.D., P.Geo.

99.47	Consent of Ben Peacock, P.Eng.

99.48	Consent of Brian Wissent, P.Eng.

99.49	Consent of Daniel Yang, P.Eng.

99.50	Consent of David Bird, BS, MSc, PG, SME-RM

99.51	Consent of David Willms, P.Eng.

99.52	Consent of Duncan Studd, M.Sc., P.Geo.

99.53	Consent of Glen Kuntz, P.Geo.

99.54	Consent of Joe Campbell, B.Sc., P.Geo.

99.55	Consent of Dr. Henri Sangam, Ph.D., P.Eng.

99.56	Consent of Kurt Boyko, P.Eng.

99.57	Consent of Pamela De Mark, P.Geo.

99.58	Consent of Robert Anderson, P.Eng.

99.59	Consent of Tommaso Roberto Raponi, P.Eng.

99.60	Consent of Ekow Taylor, FAusIMM (CP)

99.61	Consent of Maria Muñoz, MAIG

99.62	Consent of Karl Haase, P.Eng.